 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the weak economic recovery of major developed countries and Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On May 19, 2016, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2016.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	March 31, 2016		December 31, 2015
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		9,429	1,462	14,355
Restricted cash		46,628	7,231	43,215
Accounts and bills receivable, net	3	21,948	3,404	10,046
Inventories	4	24,389	3,782	29,574
Advance to suppliers		5,598	868	5,640
Prepayments and other receivables		10,696	1,659	20,334
Deferred tax assets - current		1,812	281	1,438
Total current assets		120,500	18,687	124,602

Plant, properties and equipment, net	5	431,462	66,914	431,021
Construction in progress	6	3,895	604	1,700
Lease prepayments, net	7	17,750	2,753	17,882
Advance to suppliers - long term, net		1,244	193	1,440
Other Assets	8	-	-	11,607
Deferred tax assets - non current		15,460	2,398	15,519

Total assets		590,311	91,549	603,771

LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	9	3,350	520	3,350
Due to related parties	10	144,664	22,435	143,080
Accounts payables		30,361	4,709	32,760
Notes payable	11	87,050	13,500	85,780
Advance from customers		1,898	294	2,247
Accrued expenses and other payables		7,577	1,175	8,682
Obligations under capital leases-current	12	-	-	302
Total current liabilities		274,900	42,633	276,201

Obligations under capital leases	12	-	-	-
Long-term loan	9	3,300	512	3,300
Deferred tax liabilities		5,303	822	5,406

Total liabilities		283,503	43,967	284,907

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,066	13,323
Additional paid-in capital		311,907	48,373	311,907
Statutory reserve		37,441	5,807	37,441
Retained earnings		(56,077)	(8,697)	(44,022)
Cumulative translation adjustment		1,044	162	1,049
Total shareholders’ equity		307,638	47,711	319,698
Non-controlling interest		(830)	(129)	(834)
Total equity		306,808	47,582	318,864
Total liabilities and equity		590,311	91,549	603.711

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
	Notes	2016		2015
		RMB	US$	RMB
Net sales		62,147	9,638	52,776
Cost of sales		56,558	8,771	60,601

Gross margin (loss)		5,589	867	(7,825)

Operating expenses
Selling expenses		2,949	457	3,196
Administrative expenses		12,048	1,868	5,613
Total operating expenses		14,997	2,325	8,809

Operating loss		(9,408)	(1,458)	(16,634)

Other income (expense)
- Interest income		218	34	520
- Interest expense		(1,754)	(272)	(2,331)
- Others (expense) income, net		(1,529)	(237)	4,484

Total other income (expense)		(3,065)	(475)	2,673

Loss before provision for income taxes		(12,473)	(1,933)	(13,961)

Income tax benefit (expense)	13	418	65	(1,036)

Net loss		(12,055)	(1,868)	(14,997)

Net loss attributable to non-controlling interests		-	-	-
Net loss attributable to the Company		(12,055)	(1,868)	(14,997)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest		4	1	-
- Foreign currency translation adjustments attributable to the Company		(5)	(1)	(24)

Comprehensive loss attributable to non-controlling interest		4	1	-
Comprehensive loss attributable to the Company		(12,060)	(1,869)	(15,021)

Loss per share, Basic and diluted	14	(0.92)	(0.14)	(1.15)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 AND 2015

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2016		2015
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(12,055)	(1,870)	(14,997)
Adjustments to reconcile net loss to net cash
used in operating activities
- Loss on disposal of property, plant and equipment	-	-	4
- Depreciation of property, plant and equipment	10,668	1,654	11,888
- Amortization of intangible assets	131	20	132
- Deferred income taxes	(418)	(65)	1,036
- Bad debt expense	1,723	267	(4,319)
-Inventory provision	(226)	(35)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(13,623)	(2,113)	2,535
- Inventories	5,411	839	(2,637)
- Advance to suppliers	42	7	4,211
- Prepaid expenses and other current assets	(373)	(58)	(377)
- Accounts payable	(2,399)	(372)	(4,962)
- Accrued expenses and other payables	(1,087)	(169)	1,155
- Advance from customers	(349)	(54)	132
- Tax payable	10,012	1,553	(1,475)

Net cash used in operating activities	(2,543)	(396)	(7,674)

Cash flow from investing activities
Purchases of property, plant and equipment	498	77	22
Restricted cash related to trade finance	(3,414)	(529)	17,084
Advanced to suppliers - non current	196	30	86
Amount change in construction in progress	(2,195)	(340)	(680)
Return of long-term deposit	-	-	21,000

Net cash (used in) provided by investing activities	(4,915)	(762)	37,512

Cash flow from financing activities
Proceeds from related party	1,583	246	3,993
Payment of capital lease obligation	(302)	(47)	(2,165)
Change in notes payable	1,270	197	(34,159)

Net cash provided by (used in) financing activities	2,551	396	(32,331)

Effect of foreign exchange rate changes	(19)	8	(28)

Net decrease in cash and cash equivalent	(4,926)	(754)	(2,521)

Cash and cash equivalent
At beginning of period/year	14,355	2,216	9,020
At end of period/year	9,429	1,462	6,499

SUPPLEMENTARY DISCLOSURE:
Interest paid	1,754	272	2,331
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,121	329	2,266
Obligations for acquired equipment under capital lease:	-	-	6,397

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by the Company and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed on April 7, 2016, with the SEC. The results of the three-month period ended March 31, 2016 are not necessarily indicative of the results to be expected for the full year ended December 31, 2016.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

6

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the first quarter of 2016 RMB amounts included in the accompanying consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.4480, on the last trading day of first quarter of 2016 (March 31, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on March 31, 2016, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

7

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB46,628 (US$7,231) and RMB43,215 as of March 31, 2016 and December 31, 2015, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expense for the period incurred.

Construction in progress represents capital expenditures in respect to the BOPET production line. No depreciation is provided in respect to construction in progress.

8

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

10

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

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Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of March 31, 2016, the Company had a working capital deficiency of RMB154,400 (US$23,945) and accumulated deficit of RMB12,055 (US$1,868) from net losses incurred during the first quarter of 2016. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Simplifying the Measurement of Inventory: In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (NRV), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring inventory. This standard is effective prospectively beginning January 1, 2017, with early adoption permitted. The Company is evaluating the impact that this new guidance will have on its consolidated financial statements.

Simplifying the Presentation of Debt Issuance Costs: In April 2015, the FASB issued ASU 2015-03-Simplifying the Presentation of Debt Issuance Costs. This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company is currently evaluating the effect that the adoption of this standard will have on its financial statements.

Amendments to the Consolidation Analysis: In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis.” ASU No. 2015-02 eliminates the deferral of the requirements of ASU No. 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” for certain interests in investment funds and provides a scope exception from Topic 810 for certain investments in money market funds. The ASU also makes several modifications to the consolidation guidance for VIEs and general partners’ investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. ASU No. 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of this standard will have on its financial statements.

Income Statement-Extraordinary and Unusual Items: In January 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-01 about Income Statement-Extraordinary and Unusual Items (Subtopic 225-20). ASU 2015-01 addresses the elimination from U.S. GAAP the concept of extraordinary items. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. This amended guidance will prohibit separate disclosure of extraordinary items in the income statement. This amendment is effective for years, and interim periods within those years, beginning after December 15, 2015. Entities may apply the amendment prospectively or retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the year of adoption. The Company intends to adopt the accounting standard during the first quarter of 2016, as required, with no material impact.

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Stock Based Compensation: In June 2014, the FASB issued ASU No. 2014-12 (ASU 2014-12), Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU No. 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the effect that the adoption of this standard will have on its financial statements.

Disclosure of Going Concern Uncertainties:    In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for us in our fourth quarter of fiscal 2017 with early adoption permitted. We do not believe the impact of our pending adoption of ASU 2014-15 on the Company’s financial statements will be material.

Revenue Recognition:    In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in our first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts receivables consisted of the following:

	March 31, 2016		December 31, 2015
	RMB	US$	RMB
Accounts receivable	19,656	3,048	7,861
Less: Allowance for doubtful accounts	(2,470)	(383)	(747)
	17,186	2,665	7,114
Bills receivable	4,762	739	2,932

	21,948	3,404	10,046

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers.

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NOTE 4 - INVENTORIES

Inventories consisted of the following:

	March 31, 2016		December 31, 2015
	RMB	US$	RMB
Raw materials	15,575	2,414	16,819
Work-in-progress	1,772	275	1,667
Finished goods	11,210	1,739	15,483
Consumables and spare parts	612	95	611
Inventory--impairment	(4,780)	(741)	(5,006)
	24,389	3,782	29,574

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	March 31, 2016		December 31, 2015
	RMB	US$	RMB
Buildings	79,004	12,252	78,769
Plant and equipment	776,641	120,448	764,038
Computer equipment	2,478	384	2,449
Furniture and fixtures	13,994	2,170	13,730
Motor vehicles	2,093	325	2,094
	874,210	135,579	861,080
Less: accumulated depreciation	(435,529)	(67,545)	(422,840)
Less: impairment of plant and equipment	(7,219)	(1,120)	(7,219)
	431,462	66,914	431,021

For the three-month periods ended March 31, 2016 and 2015, depreciation expenses were RMB10,668 (US$1,654) and RMB11,888, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB3,895 (US$604) as of March 31, 2016, and RMB1,700 as of December 31, 2015, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	March 31, 2016		December 31, 2015
	RMB	US$	RMB
Lease prepayment - non current	17,750	2,753	17,882
Lease prepayment – current	524	81	524
	18,274	2,834	18,406

Amortization of land use rights for the three months ended March 31, 2016 and 2015 was RMB131 (US$20) and RMB132, respectively.

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Estimated amortization expenses for the next five years are as follows:

	RMB	US$
1 year after	524	81
2 years after	524	81
3 years after	524	81
4 years after	524	81
5 years after	524	81
Thereafter	15,654	2,429

As of March 31, 2016, the amount of RMB524 (US$81) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 – OTHER ASSETS

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of February 2016, the Company has fulfilled all the obligations under the sale-leaseback arrangement and related additional supplemental agreements between the Company and International Far Eastern Leasing Co., Ltd. As a result, International Far Eastern Leasing Co., Ltd. has transferred the ownership of objects under the sale-leaseback arrangement to the Company. The balance of deferred loss should be reversed based on the facts. As of March 31, 2016 and December 31, 2015, the total amount of the other assets was zero and RMB11,607, respectively.

NOTE 9 - LONG-TERM LOAN

Long-term loan consisted of the following:

Lender	Interest rate per annum	March 31, 2016		December 31, 2015
		RMB	US$	RMB
BANK LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	6.650	1,032	6,650
		6,650	1,032	6,650
Less: long-term loan, current portion		(3,350)	(520)	(3,350)
Long-term Loan		3,300	512	3,300

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,613) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$540) per year with the remaining principal balance of RMB3,300 (US$533) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended March 31, 2016 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next two years after March 31, 2016 are as follows:

	RMB	US$
1 year after	3,350	520
2 years after	3,300	512

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NOTE 10- RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of March 31, 2016, the principle of this loan from Shandong SNTON was RMB104,708 and the interest was RMB13,186.

In May 2014, the Company borrowed RMB15,000 from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that we agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10,000.

As of March 31, 2016, the total principle of loans from SNTON Group was RMB25,000 and the interest payable was RMB1,770.

As of March 31, 2016, the total balance of principle of loans from related party was RMB129,708 and the interest payable was RMB14,956.

NOTE 11 - NOTES PAYABLE

As of March 31, 2016, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB87,050 (US$13,500) for payment in connection with raw materials on a total deposits of RMB46,304 (US$7,181) at SPD Bank.

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The leases have terms of 3 years expiring by the end of February 2016. As of February 2016, the Company has fulfilled all the obligations under the capital lease arrangements between the Company and International Far Eastern Leasing Co., Ltd. As a result, International Far Eastern Leasing Co., Ltd. has transferred the ownership of the leased assets to the Company. As of March 31, 2016, no any future payments under these capital leases are as follows:

	March 31, 2016						December 31, 2015
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	-	-	-	-	-	-	302	304	2
After 1 year but within 2 years	-	-	-	-	-	-	-	-	-
After 2 years but within 3 years	-	-	-	-	-	-	-	-	-
After 3 years	-	-	-		-	-	-	-	-
	-	-	-	-	-	-	302	304	2

Less: balance due within one year classified as current liabilities	-	-	-	-	-	-	(302)	-	-
	-	-	-	-	-	-	-	-	-

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Details of obligations under capital leases are as follows:

	March 31, 2016	December 31, 2015
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum	-	302

	-	302

Guarantee deposit of RMB800 (US$129) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations are guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd. As of February 2016, the obligations under related agreements have been fulfilled, and the related guarantee contracts mentioned above terminated as well.

NOTE 13 - INCOME TAX

Income tax benefit was RMB418 and Income tax expense RMB1,036 for the three months ended March 31, 2016 and 2015, respectively.

NOTE 14 - LOSS PER SHARE

Basic and diluted net loss per share was RMB0.92 (US$0.14) and RMB1.15 for the three-month period ended March 31, 2016 and 2015, respectively.

NOTE 15- MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended March 31, 2016 and 2015.

One vendor provided approximately 68.2% of the Company’s purchases of raw materials, supplies and equipment for the first three months ended March 31, 2016. The Company had a RMB595 (US$92) advance to that vendor as of March 31, 2016. This vendor provided approximately 63.1% of the Company’s raw materials for the first three months ended March 31, 2015. Another vendor provided approximately 13.9% of the Company’s purchases of raw materials, supplies and equipment for the first three months ended March 31, 2016. This vendor provided approximately 14.2% of the Company’s purchases of raw materials, supplies and equipment for the first three months ended March 31, 2015.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first quarter of 2016, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, decrease in demand from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused a decrease in orders from international markets.

We believe that in the coming quarters of 2016, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we may continue to witness losses in the short to medium term.

On August 14, 2013, we announced that the receipt of the first notice from the our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 our ordinary share previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON got 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Mr. JingangYang has been appointed as the director of Easebright.

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Results of operations for the three months ended March 31, 2016 and March 31, 2015

The table below sets forth certain line items from our Statement of Operations as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2016	March 31, 2015
	(as % of Revenue)
Gross profit	9.0	(14.8)
Operating expenses	(24.1)	(16.7)
Operating income (loss)	(15.1)	(31.5)
Other income (expense)	(4.9)	5.1
Income tax benefit (expense)	0.7	(2.0)
Net income (loss)	(19.4)	(28.4)

Revenue

Net sales during the first quarter ended March 31, 2016 were RMB62.1 million (US$9.6 million), compared to RMB52.8 million, during the same period in 2015, representing an increase of RMB9.3 million or 17.6%, mainly due to the increased sales volume.

In the first quarter of 2016, sales of specialty films were RMB21.8 million (US$3.4 million) or 35.0% of our total revenues as compared to RMB15.0 million or 28.5% in the same period of 2015. The increase was largely attributable to the increase in sales volume for dry films and coated films.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2016		% of Total	Three-Month Period Ended March 31, 2015	% of Total
	RMB	US$		RMB
Stamping and transfer film	23,783	3,688	38.2%	20,839	39.5%
Printing film	2,410	374	3.9%	7,225	13.7%
Metallization film	794	123	1.3%	1,686	3.2%
Specialty film	21,759	3,375	35.0%	15,043	28.5%
Base film for other application	13,401	2,078	21.6%	7,983	15.1%

	62,147	9,638	100.0%	52,776	100.0%

Overseas sales were RMB12.5 million or US$1.9 million, or 20.1% of total revenues, compared with RMB13.1 million or 24.8% of total revenues in the first quarter of 2015, representing a decrease of RMB0.6 million or 4.6%. The decrease in overseas sales was mainly due to the reduction of sales price.

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The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2016		% of Total	Three-Month Period Ended March 31, 2015	% of Total
	RMB	US$		RMB
Sales in China	49,632	7,697	79.9%	39,696	75.2%
Sales in other countries	12,515	1,941	20.1%	13,080	24.8%

	62,147	9,638	100.0%	52,776	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	March 31, 2016	March 31, 2015
	% of total	% of total
Materials costs	65.9%	58.8%
Factory overhead	10.7%	21.7%
Energy expense	13.2%	12.0%
Packaging materials	4.5%	3.2%
Direct labor	5.7%	4.3%

Cost of goods sold during the first quarter of 2016 totaled RMB56.6 million (US$8.8 million) as compared to RMB60.6 million in the same period of 2015. This was RMB4.0 million or 6.6% lower than the same period in 2015. The sales volume caused an increase of RMB12.2 million and the reduction of unit price which was mainly due to the price reduction of main raw materials caused a decrease of RMB16.2 million.

Gross Loss

Cost of goods sold during the first quarter of 2016 totaled RMB56.6 million (US$8.8 million) as compared to RMB60.6 million in the same period of 2015. This was RMB4.0 million or 6.6% lower than the same period in 2015. The sales volume caused an increase of RMB12.2 million and the reduction of unit price which was mainly due to the price reduction of main raw materials, as well as the accounting treatment that allocated certain amount of fixed overhead from cost of goods sold to general and administrative expense due to the fact that our third production line has not been able to continue its production since April 2015, caused a decrease of RMB16.2 million.

Operating Expenses

Operating expenses for the first quarter ended March 31, 2016 were RMB15.0 million (US$2.3 million), which was RMB6.2 million, or 70.5% higher than the same period in 2015. This increase was mainly due to the accounting treatment that allocated certain amount of fixed overhead from cost of goods sold to general and administrative expense due to the fact that our third production line has not been able to continue its production since April 2015, in addition to the increased allowance for doubtful accounts receivable.

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Other Income (Expense)

Total other income is a combination result of interest income, interest expense and others income (expense). Total other expense during the first quarter ended March 31, 2016 was RMB3.1 million (US$0.5 million), while total other income was RMB2.7 million for the same period in 2015. The reduction of total other income is mainly attributed to the fact that the previously recognized impairment losses relating to the long-term deposit are reversed as a result of the refund of total long-term deposit from Joyinn last year.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.4 million (US$0.1 million) during the first quarter ended March 31, 2016, compared to income tax expense of RMB1.0 million during the same period in 2015. This decrease of income tax expense was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first quarter ended March 31, 2016 was RMB12.1 million (US$1.9 million) compared to net loss attributable to the Company of RMB15.0 million during the same period in 2015, representing a decrease of RMB2.9 million.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the first quarter of 2015 to the first quarter of 2016 ranged from 4.41% to 7.20%.

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.94 million (including interest) to Far Eastern Leasing over the three years ended December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.48 million (including interest) to Far Eastern Leasing over the three years ended April 9, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which will be paid by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd. In August 2014, Shandong SNTON Group Co., Ltd. accepted the responsibility of guarantee for the Group's obligation from Beijing Shiweitong Technology Development Co., Ltd.

As of February 2016, we have fulfilled all the obligations under the sale-leaseback contracts between us and Far Eastern Leasing.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.613 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.54 million) per year with the remaining principal balance of RMB3.30 million (US$0.533 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended March 31, 2016 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

21

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of March 31, 2016, the principle of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB13.2 million.

In May 2014, we borrowed RMB15.0 million from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to repay this loan prior to December 31, 2014. As of December 31, 2014, the principle of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which that the Company agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions.

In May 2015, SNTON Group provided the Company with a loan for the amount of RMB10.0 million.

As of March 31, 2016, the total principle of loans from SNTON Group was RMB25.0 million and the interest payable was RMB1.77 million.

As of March 31, 2016, the total balance of principle of loans from related party was RMB129.71 million and the interest payable was RMB14.96 million.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2016 was RMB2.5 million (US$0.4 million) compared to net cash used in operating activities of RMB7.7 million for the three months ended March 31, 2015. This decrease in net cash flows used in operating activities was primarily attributable to the decrease in loss.

Working Capital

As of March 31, 2016 and December 31, 2015, we had a working capital deficit of RMB154.4 million (US$23.9 million) and RMB151.6 million, respectively. Working capital deficit increased by RMB2.8 million (US$0.4 million), or 1.8% compared to the amount as of December 31, 2015. Our current liability is mainly loans from related parties.

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Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2016 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	385	322	63	-	-
Purchase obligations	2,121	2,121	-	-	-

Total	2,506	2,443	63	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to three legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015 and October 26, 2015. To date, the case has not been decided.

On January 21, 2014, Shandong Fuwei received a complaint from Zeng Wenhong, a Hong Kong citizen, plaintiff against Shandong Fuwei with a claim for a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784. The plaintiff alleged that Shandong Fuwei has agreed to sell to the plaintiff ordinary shares of the Company pursuant to an oral agreement between the plaintiff and Shandong Fuwei in June 2005, and as a result the plaintiff transferred US$500,000 to Wellplus Investments (Hong Kong) Limited to be used for acquiring the ordinary shares of the Company. However, the plaintiff never received such shares. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. On October 28, 2014, the case was heard again and the plaintiff submitted additional evidence. On September 25, 2015, Shandong Fuwei received a written judgment issued by the Intermediate People’s Court of Weifang ordering Shandong Fuwei to refundUS$500,000 together with its interest to the plaintiff. Shandong Fuwei has filed for an appeal to the High People’s Court’s of Shandong Province within the appeal period. On April 29, 2016, the case was heard the High People’s Court’s of Shandong Province for the first time. To date, the case has not been decided.

On June 28, 2014, an equipment supplier filed a lawsuit in Weifang High-Tech District People’s Court against Shandong Fuwei over disputes arising from a Procurement Contract between the parties with a claim for RMB844,000 plus interest of RMB134,000. The case has been settled between the two parties. Pursuant to the terms of the settlement, Shandong Fuwei shall pay the plaintiff RMB750,000 through bank acceptance note prior to February 7, 2015. The remaining balance of RMB94,000 shall be paid within two days of reaching resolution on the eight remaining disputes between the two parties. Thereafter, neither party will bear any further liability. To date, Shandong Fuwei has made a payment to the plaintiff in the amount of RMB750,000. The remaining disputes arising from the Procurement Contract are in the process of being resolved.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 19, 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.
By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: May 19, 2016

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